No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2017

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On August 7, 2017, Honda Motor Co., Ltd. filed its consolidated financial statements for the fiscal first quarter ended June 30, 2017 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: August 29, 2017

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

June 30, 2017

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Results

Overview of Operating Performance

Honda’s consolidated sales revenue for the three months ended June 30, 2017 increased by 7.0% to ¥3,713.0 billion from the same period last year, due mainly to an increase in sales revenue in the Financial services business and Motorcycle business as well as positive foreign currency translation effects. Operating profit increased by 0.9% to ¥269.2 billion from the same period last year, due mainly to an increase in profit attributable to increased sales revenue and model mix as well as continuing cost reduction, which was partially offset by increased selling, general and administrative expenses. Profit before income taxes increased by 16.1%, to ¥335.0 billion. Profit for the period attributable to owners of the parent increased by 18.7%, to ¥207.3 billion.

Business Segments

Motorcycle Business

For the three months ended June 30, 2016 and 2017

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Three months ended Jun. 30, 2016	Three months ended Jun. 30, 2017			Three months ended Jun. 30, 2016	Three months ended Jun. 30, 2017
			Change	%			Change	%
Motorcycle Business	4,352	4,699	347	8.0	2,831	3,245	414	14.6
Japan	29	42	13	44.8	29	42	13	44.8
North America	78	80	2	2.6	78	80	2	2.6
Europe	72	81	9	12.5	72	81	9	12.5
Asia	3,885	4,219	334	8.6	2,364	2,765	401	17.0
Other Regions	288	277	(11)	(3.8)	288	277	(11)	(3.8)

*	Honda Group Unit Sales is the total unit sales of completed motorcycle, ATV and side-by-side products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

Sales revenue from external customers increased by 17.6%, to ¥508.5 billion from the same period last year, due mainly to increased consolidated unit sales. Operating profit increased by 152.7% to ¥78.8 billion from the same period last year, due mainly to an increase in profit attributable to increased sales volume and model mix.

Automobile Business

For the three months ended June 30, 2016 and 2017

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Three months ended Jun. 30, 2016	Three months ended Jun. 30, 2017			Three months ended Jun. 30, 2016	Three months ended Jun. 30, 2017
			Change	%			Change	%
Automobile Business	1,213	1,267	54	4.5	908	900	(8)	(0.9)
Japan	146	157	11	7.5	132	144	12	9.1
North America	510	481	(29)	(5.7)	510	481	(29)	(5.7)
Europe	45	42	(3)	(6.7)	45	42	(3)	(6.7)
Asia	453	523	70	15.5	162	169	7	4.3
Other Regions	59	64	5	8.5	59	64	5	8.5

*	Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

Sales revenue from external customers increased by 3.6%, to ¥2,589.9 billion from the same period last year, due mainly to positive foreign currency translation effects, which was partially offset by decreased consolidated unit sales. Operating profit decreased by 23.9% to ¥140.3 billion from the same period last year, due mainly to increased selling, general and administrative expenses as well as a decrease in profit attributable to decreased sales volume and model mix, which was partially offset by continuing cost reduction.

Financial Services Business

Sales revenue from external customers increased by 15.6%, to ¥536.9 billion from the same period last year, due mainly to an increase in revenues on disposition of lease vehicles and operating lease revenues. Operating profit decreased by 1.4% to ¥49.8 billion from the same period last year, due mainly to increased selling, general and administrative expenses.

Power Product and Other Businesses

For the three months ended June 30, 2016 and 2017

	Units (thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales*
	Three months ended Jun. 30, 2016	Three months ended Jun. 30, 2017
			Change	%
Power Product Business	1,488	1,331	(157)	(10.6)
Japan	59	59	0	0.0
North America	769	596	(173)	(22.5)
Europe	225	240	15	6.7
Asia	360	362	2	0.6
Other Regions	75	74	(1)	(1.3)

*	Honda Group Unit Sales is the total unit sales of completed power products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed power products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed power products of Honda and its consolidated subsidiaries. In Power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales since no affiliate and joint venture accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers increased by 2.6%, to ¥77.6 billion from the same period last year, due mainly to increased sales revenue in other businesses. Operating profit decreased by 69.9% to ¥0.1 billion from the same period last year, due mainly to increased selling, general and administrative expenses, which was partially offset by decreased operating costs in other businesses. In addition, operating loss of aircraft and aircraft engines included in the Power product and other businesses was ¥8.5 billion, an improvement of ¥0.2 billion from the same period last year.

Cash Flows

Consolidated cash and cash equivalents on June 30, 2017 decreased by ¥86.5 billion from March 31, 2017, to ¥2,019.4 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash provided by operating activities amounted to ¥176.6 billion of cash inflows. Cash inflows from operating activities increased by ¥5.2 billion from the same period last year, due mainly to an increase in cash received from customers.

Net cash used in investing activities amounted to ¥178.7 billion of cash outflows. Cash outflows from investing activities decreased by ¥3.2 billion from the same period last year, due mainly to a decrease in payments for additions to property, plant and equipment.

Net cash used in financing activities amounted to ¥88.5 billion of cash outflows. Cash outflows from financing activities increased by ¥141.2 billion from the same period last year, due mainly to a decrease in proceeds from financing liabilities.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

March 31, 2017 and June 30, 2017

		Yen (millions)
Assets	Note	March 31, 2017	June 30, 2017
		unaudited	unaudited
Current assets:
Cash and cash equivalents		¥2,105,976	¥2,019,418
Trade receivables		764,026	725,451
Receivables from financial services		1,878,938	1,861,152
Other financial assets		149,427	148,498
Inventories		1,364,130	1,444,970
Other current assets		292,970	318,024

Total current assets		6,555,467	6,517,513

Non-current assets:
Investments accounted for using the equity method		597,262	645,890
Receivables from financial services		3,070,615	3,116,256
Other financial assets		364,612	393,238
Equipment on operating leases	6	4,104,663	4,164,365
Property, plant and equipment	7	3,200,378	3,158,791
Intangible assets		778,192	765,212
Deferred tax assets		121,509	112,176
Other non-current assets		165,425	170,870

Total non-current assets		12,402,656	12,526,798

Total assets		¥18,958,123	¥19,044,311

		Yen (millions)
Liabilities and Equity	Note	March 31, 2017	June 30, 2017
		unaudited	unaudited
Current liabilities:
Trade payables		¥1,183,344	¥1,089,446
Financing liabilities		2,786,928	2,830,318
Accrued expenses		417,736	373,089
Other financial liabilities		119,784	121,841
Income taxes payable		45,507	69,381
Provisions	8	348,095	315,470
Other current liabilities		527,448	537,054

Total current liabilities		5,428,842	5,336,599

Non-current liabilities:
Financing liabilities		4,022,190	4,019,344
Other financial liabilities		47,241	50,078
Retirement benefit liabilities		494,131	444,677
Provisions	8	248,935	241,106
Deferred tax liabilities		900,450	944,202
Other non-current liabilities		246,708	277,871

Total non-current liabilities		5,959,655	5,977,278

Total liabilities		11,388,497	11,313,877

Equity:
Common stock		86,067	86,067
Capital surplus		171,118	171,118
Treasury stock		(26,189)	(26,192)
Retained earnings		6,712,894	6,877,387
Other components of equity		351,406	363,514

Equity attributable to owners of the parent		7,295,296	7,471,894
Non-controlling interests		274,330	258,540

Total equity		7,569,626	7,730,434

Total liabilities and equity		¥18,958,123	¥19,044,311

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the three months ended June 30, 2016 and 2017

		Yen (millions)
	Note	June 30, 2016	June 30, 2017
		unaudited	unaudited
Sales revenue		¥3,471,730	¥3,713,096

Operating costs and expenses:
Cost of sales		(2,677,660)	(2,874,789)
Selling, general and administrative		(361,663)	(394,823)
Research and development		(165,564)	(174,273)

Total operating costs and expenses		(3,204,887)	(3,443,885)

Operating profit		266,843	269,211

Share of profit of investments accounted for using the equity method	5	27,222	52,948

Finance income and finance costs:
Interest income		7,440	8,997
Interest expense		(3,092)	(2,854)
Other, net		(9,921)	6,723

Total finance income and finance costs		(5,573)	12,866

Profit before income taxes		288,492	335,025

Income tax expense		(98,626)	(109,517)

Profit for the period		¥189,866	¥225,508

Profit for the period attributable to:
Owners of the parent		174,699	207,335
Non-controlling interests		15,167	18,173

		Yen
		June 30, 2016	June 30, 2017
Earnings per share attributable to owners of the parent
Basic and diluted	11	¥96.93	¥115.04

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the three months ended June 30, 2016 and 2017

		Yen (millions)
	Note	June 30, 2016	June 30, 2017
		unaudited	unaudited
Profit for the period		¥189,866	¥225,508

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(10,921)	5,817
Share of other comprehensive income of investments accounted for using the equity method		(2,084)	(1,182)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(376,380)	6,492
Share of other comprehensive income of investments accounted for using the equity method		(36,264)	3,349

Total other comprehensive income, net of tax		(425,649)	14,476

Comprehensive income for the period		¥(235,783)	¥239,984

Comprehensive income for the period attributable to:
Owners of the parent		(224,797)	219,855
Non-controlling interests		(10,986)	20,129

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

For the three months ended June 30, 2016 and 2017

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2016 (unaudited)		¥86,067	¥171,118	¥(26,178)	¥6,194,311	¥336,115	¥6,761,433	¥270,355	¥7,031,788

Comprehensive income for the period
Profit for the period					174,699		174,699	15,167	189,866
Other comprehensive income, net of tax						(399,496)	(399,496)	(26,153)	(425,649)

Total comprehensive income for the period					174,699	(399,496)	(224,797)	(10,986)	(235,783)
Reclassification to retained earnings					5,307	(5,307)	—		—
Transactions with owners and other
Dividends paid	12				(39,650)		(39,650)	(29,421)	(69,071)
Purchases of treasury stock				(3)			(3)		(3)

Total transactions with owners and other				(3)	(39,650)		(39,653)	(29,421)	(69,074)

Balance as of June 30, 2016 (unaudited)		¥86,067	¥171,118	¥(26,181)	¥6,334,667	¥(68,688)	¥6,496,983	¥229,948	¥6,726,931

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2017 (unaudited)		¥86,067	¥171,118	¥(26,189)	¥6,712,894	¥351,406	¥7,295,296	¥274,330	¥7,569,626

Comprehensive income for the period
Profit for the period					207,335		207,335	18,173	225,508
Other comprehensive income, net of tax						12,520	12,520	1,956	14,476

Total comprehensive income for the period					207,335	12,520	219,855	20,129	239,984
Reclassification to retained earnings					412	(412)	—		—
Transactions with owners and other
Dividends paid	12				(43,254)		(43,254)	(35,919)	(79,173)
Purchases of treasury stock				(3)			(3)		(3)

Total transactions with owners and other				(3)	(43,254)		(43,257)	(35,919)	(79,176)

Balance as of June 30, 2017 (unaudited)		¥86,067	¥171,118	¥(26,192)	¥6,877,387	¥363,514	¥7,471,894	¥258,540	¥7,730,434

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the three months ended June 30, 2016 and 2017

		Yen (millions)
	Note	June 30, 2016	June 30, 2017
		unaudited	unaudited
Cash flows from operating activities:
Profit before income taxes		¥288,492	¥335,025
Depreciation, amortization and impairment losses excluding equipment on operating leases		167,075	177,979
Share of profit of investments accounted for using the equity method		(27,222)	(52,948)
Finance income and finance costs, net		(10,901)	14,519
Interest income and interest costs from financial services, net		(30,522)	(30,983)
Changes in assets and liabilities
Trade receivables		93,656	43,116
Inventories		(19,740)	(75,532)
Trade payables		(90,990)	(48,379)
Accrued expenses		(21,539)	(55,386)
Provisions and retirement benefit liabilities		(40,175)	(26,299)
Receivables from financial services		27,098	(5,461)
Equipment on operating leases		(158,531)	(51,744)
Other assets and liabilities		(17,245)	(71,802)
Other, net		(3,198)	4,225
Dividends received		20,362	20,726
Interest received		53,294	57,816
Interest paid		(20,206)	(22,018)
Income taxes paid, net of refunds		(38,322)	(36,217)

Net cash provided by operating activities		171,386	176,637

Cash flows from investing activities:
Payments for additions to property, plant and equipment		(132,375)	(124,693)
Payments for additions to and internally developed intangible assets		(38,460)	(35,828)
Proceeds from sales of property, plant and equipment and intangible assets		5,169	4,529
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired		(2,835)	—
Payments for acquisitions of investments accounted for using the equity method		—	(2,450)
Payments for acquisitions of other financial assets		(45,572)	(52,603)
Proceeds from sales and redemptions of other financial assets		32,253	31,536
Other, net		(200)	719

Net cash used in investing activities		(182,020)	(178,790)

Cash flows from financing activities:
Proceeds from short-term financing liabilities		2,411,374	1,878,152
Repayments of short-term financing liabilities		(2,158,928)	(1,766,270)
Proceeds from long-term financing liabilities		226,200	212,833
Repayments of long-term financing liabilities		(364,795)	(335,354)
Dividends paid to owners of the parent		(39,650)	(43,254)
Dividends paid to non-controlling interests		(9,114)	(23,748)
Purchases and sales of treasury stock, net		(3)	(3)
Other, net		(12,367)	(10,904)

Net cash provided by (used in) financing activities		52,717	(88,548)

Effect of exchange rate changes on cash and cash equivalents		(126,732)	4,143

Net change in cash and cash equivalents		(84,649)	(86,558)

Cash and cash equivalents at beginning of year		1,757,456	2,105,976

Cash and cash equivalents at end of period		¥1,672,807	¥2,019,418

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(1) Reporting Entity

Honda Motor Co., Ltd. (the “Company”) is a public company domiciled in Japan. The Company and its subsidiaries (collectively “Honda”) develop, manufacture and distribute motorcycles, automobiles, power products and others throughout the world, and also provide financial services to customers and dealers for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, the United Kingdom, Turkey, Italy, France, China, India, Indonesia, Malaysia, Thailand, Vietnam, Argentina and Brazil.

(2) Basis of Preparation

 (a) Compliance with Interim Financial Reporting Standards

The condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended March 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

 (b) Functional Currency and Presentation Currency

The condensed consolidated interim financial statements are presented in Japanese yen, which is the functional currency of the Company. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated.

 (c) Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed consolidated interim financial statements are prepared based on the same judgments and estimations as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2017.

(3) Summary of Significant Accounting Policies

The condensed consolidated interim financial statements are prepared based on the same accounting policies as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2017.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(4) Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

   (a) Segment Information

Segment information as of and for the three months ended June 30, 2016 and 2017 is as follows:

As of and for the three months ended June 30, 2016

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥432,404	¥2,498,985	¥464,674	¥75,667	¥3,471,730	¥—	¥3,471,730
Intersegment	—	37,126	3,296	5,245	45,667	(45,667)	—

Total	432,404	2,536,111	467,970	80,912	3,517,397	(45,667)	3,471,730

Segment profit (loss)	¥31,198	¥184,533	¥50,577	¥535	¥266,843	¥—	¥266,843

Segment assets	¥1,302,343	¥7,155,959	¥8,538,313	¥319,772	¥17,316,387	¥(213,726)	¥17,102,661
Depreciation and amortization	19,691	142,959	154,900	3,682	321,232	—	321,232
Capital expenditures	7,838	130,493	524,795	2,163	665,289	—	665,289

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

As of and for the three months ended June 30, 2017

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥508,540	¥2,589,935	¥536,957	¥77,664	¥3,713,096	¥—	¥3,713,096
Intersegment	—	34,635	2,732	5,449	42,816	(42,816)	—

Total	508,540	2,624,570	539,689	83,113	3,755,912	(42,816)	3,713,096

Segment profit (loss)	¥78,842	¥140,344	¥49,864	¥161	¥269,211	¥—	¥269,211

Segment assets	¥1,440,194	¥7,781,275	¥9,494,404	¥318,045	¥19,033,918	¥10,393	¥19,044,311
Depreciation and amortization	18,210	155,103	182,232	3,733	359,278	—	359,278
Capital expenditures	9,914	102,638	465,785	1,688	580,025	—	580,025

Explanatory notes:

1.	Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.	Segment assets of each segment are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

4.	Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of June 30, 2016 and 2017 amounted to ¥261,040 million and ¥394,601 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

   (b) Supplemental Geographical Information

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended June 30, 2016

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥464,178	¥1,970,643	¥172,895	¥691,777	¥172,237	¥3,471,730	¥—	¥3,471,730
Inter-geographic areas	441,509	98,160	10,100	139,521	614	689,904	(689,904)	—

Total	905,687	2,068,803	182,995	831,298	172,851	4,161,634	(689,904)	3,471,730

Operating profit (loss)	¥(19,777)	¥171,271	¥1,246	¥90,321	¥14,326	¥257,387	¥9,456	¥266,843

Assets	¥4,198,043	¥9,579,288	¥578,115	¥2,324,820	¥593,279	¥17,273,545	¥(170,884)	¥17,102,661
Non-current assets other than financial instruments and deferred tax assets	¥2,432,536	¥4,119,488	¥104,429	¥633,799	¥173,399	¥7,463,651	¥—	¥7,463,651

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

As of and for the three months ended June 30, 2017

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥507,944	¥2,008,877	¥166,748	¥827,096	¥202,431	¥3,713,096	¥—	¥3,713,096
Inter-geographic areas	517,080	121,248	46,519	154,606	1,431	840,884	(840,884)	—

Total	1,025,024	2,130,125	213,267	981,702	203,862	4,553,980	(840,884)	3,713,096

Operating profit (loss)	¥21,536	¥101,589	¥6,653	¥97,833	¥14,730	¥242,341	¥26,870	¥269,211

Assets	¥4,202,768	¥10,838,441	¥663,091	¥2,794,158	¥643,550	¥19,142,008	¥(97,697)	¥19,044,311
Non-current assets other than financial instruments and deferred tax assets	¥2,475,066	¥4,797,297	¥109,051	¥703,479	¥174,345	¥8,259,238	¥—	¥8,259,238

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Turkey, Italy
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Operating profit (loss) of each geographical region is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs.

3.	Assets of each geographical region are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets.

4.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.	Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of June 30, 2016 and 2017 amounted to ¥261,040 million and ¥394,601 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

(5) Impairment loss on investments accounted for using the equity method

For the three months ended June 30, 2016, the Company recognized impairment losses of ¥12,871 million on certain investments accounted for using the equity method because there is objective evidence of impairment from declines in quoted market values. The impairment losses are included in share of profit of investments accounted for using the equity method in the condensed consolidated statement of income. For the three months ended June 30, 2017, the Company did not recognize any significant impairment losses.

(6) Equipment on Operating Leases

The additions to equipment on operating leases for the three months ended June 30, 2016 and 2017 are ¥523,930 million and ¥465,141 million, respectively.

The sales or disposals of equipment on operating leases for the three months ended June 30, 2016 and 2017 are ¥209,565 million and ¥230,001 million, respectively.

(7) Property, Plant and Equipment

The additions to property, plant and equipment for the three months ended June 30, 2016 and 2017 are ¥114,945 million and ¥87,469 million, respectively.

The sales or disposals of property, plant and equipment for the three months ended June 30, 2016 and 2017 are ¥8,917 million and ¥10,140 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(8) Provisions

The components of and changes in provisions for the three months ended June 30, 2017 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of March 31, 2017	¥520,130	¥76,900	¥597,030

Provision	¥51,751	¥5,278	¥57,029
Charge-offs	(74,139)	(10,309)	(84,448)
Reversal	(11,149)	(1,279)	(12,428)
Exchange differences on translating foreign operations	209	(816)	(607)

Balance as of June 30, 2017	¥486,802	¥69,774	¥556,576

Current liabilities and non-current liabilities of provisions as of March 31, 2017 and June 30, 2017 are as follows:

	Yen (millions)
	As of March 31, 2017	As of June 30, 2017
Current liabilities	¥348,095	¥315,470
Non-current liabilities	248,935	241,106

Total	¥597,030	¥556,576

Explanatory notes:

*	Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda recognizes general estimated warranty costs at the time products are sold to customers. Honda also recognizes specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Provision for product warranties are utilized for expenditures based on the demand from customers and dealers.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(9) Fair Value

(a) Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(b) Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

(Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

(Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

(Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

The subsidiary’s auction rate securities are A to AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

(Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using the comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3.

Price book-value ratio (PBR) of a comparable company are used as a significant unobservable input in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rise (decline). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by a valuator such as personnel in accounting divisions of Honda.

(Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives.

(Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2017 and June 30, 2017 consist of the following:

	Yen (millions)
As of March 31, 2017	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥8,850	¥—	¥8,850
Interest rate instruments	—	26,663	—	26,663

Total	—	35,513	—	35,513

Debt securities	24,096	38,988	5,610	68,694
Financial assets measured at fair value through other comprehensive income:
Equity securities	177,339	—	11,318	188,657

Total	¥201,435	¥74,501	¥16,928	¥292,864

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥33,483	¥—	¥33,483
Interest rate instruments	—	21,593	—	21,593

Total	—	55,076	—	55,076

Total	¥—	¥55,076	¥—	¥55,076

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2017.

	Yen (millions)
As of June 30, 2017	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥19,275	¥—	¥19,275
Interest rate instruments	—	27,097	—	27,097

Total	—	46,372	—	46,372

Debt securities	26,005	41,042	5,600	72,647
Financial assets measured at fair value through other comprehensive income:
Equity securities	186,304	—	11,832	198,136

Total	¥212,309	¥87,414	¥17,432	¥317,155

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥24,973	¥—	¥24,973
Interest rate instruments	—	15,691	—	15,691

Total	—	40,664	—	40,664

Total	¥—	¥40,664	¥—	¥40,664

There were no transfers between Level 1 and Level 2 for the three months ended June 30, 2017.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2017 and June 30, 2017 are as follows:

	Yen (millions)
	As of March 31, 2017		As of June 30, 2017
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥4,949,553	¥4,952,670	¥4,977,408	¥4,976,613
Debt securities	68,263	68,264	80,758	80,749
Financing liabilities	6,809,118	6,841,558	6,849,662	6,879,306

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(10) Contingent Liabilities

Claims and Lawsuits

Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In the United States and Canada, various class action lawsuits and civil lawsuits related to the above mentioned market-based measures have been filed against Honda. The plaintiffs have claimed for properly functioning airbag inflators, compensation of economic losses including incurred costs and the decline in the value of vehicles, as well as punitive damages. Most of the class action lawsuits in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict litigation.

Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there are some uncertainty, such as the period when these lawsuits will be concluded.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(11) Earnings Per Share

Earnings per share attributable to owners of the parent for the three months ended June 30, 2016 and 2017 are calculated based on the following information. There were no dilutive potential common shares outstanding for the three months ended June 30, 2016 and 2017.

	2016	2017
Profit for the period attributable to owners of the parent (millions of yen)	¥174,699	¥207,335
Weighted average number of common shares outstanding, basic (shares)	1,802,283,096	1,802,279,930
Basic earnings per share attributable to owners of the parent (yen)	¥96.93	¥115.04

(12) Dividend

(a) Dividend payout

For the three months ended June 30, 2016

Resolution	The Ordinary General Meeting of Shareholders on June 16, 2016
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	March 31, 2016
Effective date	June 17, 2016

For the three months ended June 30, 2017

Resolution	The Ordinary General Meeting of Shareholders on June 15, 2017
Type of shares	Common shares
Total amount of dividends (millions of yen)	43,254
Dividend per share (yen)	24.00
Record date	March 31, 2017
Effective date	June 16, 2017

(b) Dividends payable of which record date was in the three months ended June 30, 2017, effective after the period

Resolution	The Board of Directors Meeting on August 1, 2017
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	43,254
Dividend per share (yen)	24.00
Record date	June 30, 2017
Effective date	August 25, 2017

(13) Approval of Release of Condensed Consolidated Interim Financial Statements

The release of the condensed consolidated interim financial statements was approved by Takahiro Hachigo, President and Representative Director, Chief Executive Officer and Kohei Takeuchi, Senior Managing Director and Chief Financial Officer on August 7, 2017.